Exhibit 21




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Phoenix Leasing Incorporated:

         We have audited the accompanying consolidated balance sheets of Phoenix Leasing Incorporated (a California corporation) and subsidiaries as of September 30, 2000 and 1999. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Phoenix Leasing Incorporated and subsidiaries as of September 30, 2000 and 1999, conformity with accounting principles generally accepted in the United States.


                                                                 ARTHUR ANDERSEN

San Francisco, California,
December 1, 2000

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                     ASSETS
                                                             September 30,
                                                          2000          1999
                                                      ------------  ------------

Cash and cash equivalents                             $  2,499,756  $  6,720,999
Investments in securities                               13,446,224    11,181,265
Trade accounts receivable, net of allowance for
   doubtful accounts of $190,969 and $41,534
   at September 30, 2000 and 1999, respectively          1,949,175       310,293
Receivable from Phoenix Leasing Partnerships,
   other affiliates and trusts                           5,617,418     3,444,482
Notes receivable from related party                           --       2,093,883
Equipment subject to lease                               8,490,138    28,093,038
Notes receivable, net                                   15,265,057    53,032,140
Investments in Phoenix Leasing Partnerships                205,814       216,088
Property and equipment, net of accumulated
   depreciation of $9,811,731 and $8,654,783
   at September 30, 2000 and 1999, respectively          5,057,939     5,463,220
Capitalized initial direct costs of originating
   leases and loans                                        820,023     2,394,849
Other assets                                             3,098,477     2,483,549
                                                      ------------  ------------

         TOTAL ASSETS                                 $ 56,450,021  $115,433,806
                                                      ============  ============

                      LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Warehouse lines of credit                             $       --    $ 64,462,354
Accounts payable and accrued expenses                    5,287,388     4,907,345
Long-term debt                                          19,955,915    19,185,694
Deficit in investments in Phoenix Leasing
  Partnerships                                             178,073        24,180
                                                      ------------  ------------

TOTAL LIABILITIES                                       25,421,376    88,579,573
                                                      ------------  ------------

Minority Interests in Consolidated Subsidiaries            318,891       169,309
                                                      ------------  ------------

Commitments and Contingencies (Note 13)

SHAREHOLDER'S EQUITY:

Common stock, without par value, 30,000,000
   shares authorized, 5,433,600 issued and
   outstanding at September 30, 2000 and 1999,
   respectively                                             20,369        20,369
Additional capital                                      11,766,920    11,466,920
Accumulated other comprehensive income                   7,175,870     5,949,048
Retained earnings                                       11,746,595     9,248,587
                                                      ------------  ------------

TOTAL SHAREHOLDER'S EQUITY                              30,709,754    26,684,924
                                                      ------------  ------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            $ 56,450,021  $115,433,806
                                                      ============  ============


      The accompanying notes are an integral part of these balance sheets.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


Note 1. Summary of Significant Accounting Policies:

         a. Organization - Phoenix Leasing Incorporated and subsidiaries (the Company), a wholly owned subsidiary of Phoenix American Incorporated (PAI), is engaged in the management of partnerships which specialize in equipment lease financing and secured lending. The Company also engages in similar financing activities for its own account and pools these loans and leases for sale to third parties or to trusts which engage in the sale of asset backed securities.

         Effective August 9, 2000, Phoenix Warehouse IV, Inc., a wholly owned subsidiary of PLI was transferred to the 1978 Gus and Mary Jane Constantin Living Trust (the "Trust") at which time Phoenix Warehouse IV, Inc. acquired a portfolio of leases and loans on a leveraged basis.

         b. Principles of Consolidation - The consolidated balance sheets include the accounts of Phoenix Leasing Incorporated and its wholly or majority-owned subsidiaries and subsidiaries over which the Company exerts control. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Except as otherwise explained below, minority interests in the net assets and net income or loss of majority-owned subsidiaries are allocated on the basis of the proportionate ownership interests of the minority owners.

         Three  of  the  consolidated   subsidiaries   are  California   limited
partnerships (the Partnerships) which are general partners of three of the Phoenix Leasing Partnerships. As of September 30, 2000, the Company held a 50% general partner ownership interest in two of the Partnerships and a 62.5% interest in one. Under the terms of the partnership agreements, profits and losses attributable to acquisition fees paid to the Partnerships from Phoenix Leasing Partnerships are allocated to the limited partner (the minority owner in the Partnerships) in proportion to the limited partner's ownership interest. All remaining profits and losses are allocated to the Company. Distributions to the partners are made in accordance with the terms of the partnership agreement. The limited partner of each of the Partnerships is Lease Management Associates, Inc., a Nevada corporation controlled by an officer of the Company, who is the owner of PAI.

         c. Investments - Investments in Phoenix Leasing Partnerships reflect the Company's equity basis in the Phoenix Leasing Partnerships. Under the equity method of accounting the original investment is recorded at cost and is adjusted periodically to recognize the Company's share of earnings, losses and distributions after the date of acquisition. The Company has adopted the equity method of accounting on the basis of its control and significant influence over the Phoenix Leasing Partnerships.

         d. Equipment Leasing and Financing Operations - The Company's primary leasing activity is the origination of financing leases. The method of accounting for financing leases recognizes unearned income at the inception of the lease calculated as, the excess of net rentals receivable and estimated residual value at the end of the lease term, over the cost of the equipment leased. Unearned income is credited to income monthly over the term of the lease on a declining basis to provide an approximate level rate of return on the unrecovered cost of the investment. Initial direct costs of originating new leases and notes receivable are capitalized and amortized over the initial term.

         The  Company's   notes   receivable   generally  are  stated  at  their
outstanding unpaid principal balances, which includes accrued interest. Interest income is accrued on the unpaid principal balance.

         e. Impaired Notes Receivable - Notes receivable are classified as impaired and the accrual of interest on such notes are discontinued when the contractual payment of principal and interest becomes 90 days past due or

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

management has serious doubts about further collectibility of the contractual payments, even though the loan may currently be performing. When a note receivable is classified as impaired, income recognition is discontinued. Any payments received subsequent to the placement of the note receivable on impaired status will generally be applied towards the reduction of the outstanding note receivable balance, which may include previously accrued interest as well as principal. Once the principal and accrued interest has been reduced to zero, the remaining payments will be applied to interest income.

         Impaired notes receivable are measured based on the present value of expected future cash flows discounted at the note's original effective interest rate. Alternatively, impairment is measured based on the note's observable market price or the fair value of the collateral if the note is collateral-dependent. When the measure of the impaired note is less than the recorded investment in the note, the impairment is recorded through a valuation allowance.

         f. Allowance for Loan Losses - An allowance for losses for notes receivable is established through provisions for losses charged against income. Notes receivable deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries, if any, are credited to the allowance.

         g. Allowance for Lease Losses - An allowance for losses on finance leases is established through provisions for losses charged against income. The loss is measured when it becomes probable that the Company will not recover its net investment in the finance lease. The loss is estimated as the net investment in a finance lease that will not be recovered through the remaining payments from the lease, including the value of equipment on lease. Finance leases deemed to be uncollectable are charged against the allowance for lease losses, and subsequent recoveries, if any, are credited to the allowance.

         h. Portfolio Valuation Methodology - The Company uses the portfolio method of accounting for net realizable value of the Company's equipment portfolio.

         i. Property and Equipment - Property and equipment which the Company holds for its own use are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging up to 45 years.

         j. Income Taxes - Prior to July 1, 1998, the Company was included in the consolidated and combined tax returns filed by PAI.

         Effective July 1, 1998, the Company and all its subsidiaries adopted treatment as a Subchapter "S" Corporation pursuant to the Federal Income Tax Regulations for tax reporting purposes and changed its fiscal year end from June 30 to September 30. Federal and state income tax regulations provide that taxes on the income or loss of the Company are reportable on the shareholder's individual income tax return. Therefore no provision for income taxes has been recorded for periods subsequent to July 1, 1998.

         k. Investments in Securities - Investments in securities, available for sale, are stated at fair value or amortized cost which approximates fair value, as specified by SFAS 115. Interest is recognized when earned.

         l. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets. Actual results could differ from those estimates.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

         m. Reclassification - Certain 1999 balances have been reclassified to conform to the 2000 presentation.

         n. Cash and Cash Equivalents - Includes deposits at banks, investments in money market funds and other highly liquid short-term investments with original maturities of less than 90 days.

         o. Credit and Collateral - A credit evaluation is performed by the Company for all leases and loans made, with the collateral requirements determined on a case-by-case basis. The Company's loans are generally secured by the equipment or assets financed and, in some cases, other collateral of the borrower. In the event of default, the Company has the right to foreclose upon the collateral used to secure such financing.

         p. Non-Cash Transactions - An affiliate of the Company contributed $300,000 in a financial instrument in return for a 50% interest in one of the Company's subsidiaries.

         During the year ended September 30, 2000, the Company sold stock warrants to an affiliate of the Company at fair market value. A dividend and additional gain on the sale of securities of $339,430 resulted from the sale at fair market value to the affiliate.

Note 2.  Receivables from Phoenix Leasing  Partnerships,  Other Affiliates,  and
         Trusts:

         Receivables from Phoenix Leasing Partnerships, other affiliates and trusts consist of the following as of September 30:

                                                             2000         1999
                                                             ----         ----

Management fees                                           $   54,828  $  155,083
Acquisition fees                                             312,905     185,030
Other receivables from Phoenix Leasing Partnerships, net      20,000     203,542
Servicer advances due from unaffiliated trusts               444,186     615,019
Receivable from Parent                                     3,635,085   2,082,065
Receivables from other corporate affiliates                1,150,414     203,743
                                                          ----------  ----------
                                                          $5,617,418  $3,444,482
                                                          ==========  ==========

Note 3. Investments in Phoenix Leasing Partnerships:

         The Company records its investments in Phoenix Leasing Partnerships under the equity method of accounting. As general partner, the Company has complete authority in, and responsibility for, the overall management and control of each partnership, which includes responsibility for supervising partnership acquisition, leasing, remarketing and sale of equipment. Distributions of cash from the partnerships are made at the discretion of the general partner; historically, a significant portion of the partnerships' earnings has been distributed annually.

         The activity in the investments in Phoenix Leasing Partnerships for the year ended September 30, are as follows:

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

                                                2000           1999
                                                ----           ----

         Balance, beginning of year         $   191,908    $ 1,655,329
         Additional investments                    --        1,159,756
         Write-off investment                   (61,539)    (1,583,868)
         Equity in earnings                     419,624        943,259
         Cash distributions                    (522,252)    (1,982,568)
                                            -----------    -----------
         Balance, end of year               $    27,741    $   191,908
                                            ===========    ===========


         The Company's total investments in Phoenix Leasing Partnerships are comprised of investments in certain partnerships which are subject to fluctuations due to partnerships' performances and timing of cash distributions. At times the investment in those partnerships will be a deficit.

         One of the Phoenix Leasing Partnerships ceased operations as of December 31, 1998. At closing, the Company, as General Partner, was required to make additional capital contributions to the extent of differences between the Partnership's general partner's tax capital account and book capital account balances. The capital contributions were subsequently written off to bring the book capital account balance to $0. The Company recorded a loss of $1,583,868 as a result of this write-off during the year ended September 30, 1999.

         Two Phoenix Leasing Partnerships ceased operations as of December 31, 1999. Additional capital contributions by the General Partner was not necessary in the closure of these Partnerships. The Company recorded a write-off of $61,539 for the year ended September 30, 2000 which was attributable to these two Partnerships.

         The aggregate positive investment and aggregate deficit investment balances are presented separately on the balance sheets as of September 30, 2000 and 1999, respectively.

         The partnerships own and lease equipment. All debt of the partnerships is secured by the equipment and is without recourse to the general partners. The unaudited financial statements of the partnerships reflect the following combined, summarized financial information.

                                                            September 30,
                                                                2000
                                                                ----

         Assets                                             $52,841,000
         Liabilities                                          2,918,000
         Partners' Capital                                   49,923,000

                                                            For the Year
                                                                Ended
                                                            September 30,
                                                                2000
                                                                ----

         Revenue                                            $14,631,000
         Net Income                                           9,747,000

Note 4.  Equipment Subject to Lease and Notes Receivable:

         Equipment subject to lease includes the Company's investments in financing leases, operating leases, and off-lease equipment held for remarketing and sale.

         Equipment  subject to lease  consists of the  following as of September
30:

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

                                                          2000          1999
                                                          ----          ----

Equipment on lease and held for lease, net of
    accumulated Depreciation of  $658,452 and
    $1,014,088 at September 30, 2000 and 1999,
    respectively                                       $   930,288  $   677,498
Equipment held for resale                                  107,142      174,326
Investment in financing leases                           7,121,615   26,910,121
Lease residuals                                            331,093      331,093
                                                       -----------  -----------

    Total equipment subject to lease                   $ 8,490,138  $28,093,038
                                                       ===========  ===========


Investment in Financing Leases:
------------------------------

         The Company has entered into direct lease arrangements with companies engaged in different industries located throughout the United States. Generally, it is the responsibility of the lessee to provide maintenance on leased equipment.

         The Company's net investment in financing leases consists of the following as of September 30:

                                                    2000            1999
                                                    ----            ----

         Minimum lease payments to be received  $  8,924,437   $ 34,723,627
         Less: unearned income                    (1,617,334)    (7,587,775)
               allowance for early termination      (185,488)      (225,731)
                                                ------------   ------------

         Net investment in financing leases     $  7,121,615   $ 26,910,121
                                                ============   ============

         Minimum rentals to be received on non-cancelable financing leases for the year ended September 30, are as follows:

         2001                                             $3,672,440
         2002                                              3,030,696
         2003                                              1,609,800
         2004                                                575,330
         2005                                                 34,523
         Thereafter                                            1,648
                                                          ----------

              Total                                       $8,924,437
                                                          ==========



The activity in the allowance for losses on finance leases for the year ended September 30, are as follows:

                                                    2000          1999
                                                    ----          ----

         Beginning balance                      $   225,731   $    92,467
             Provision for losses                 1,492,435       132,405
              Recovery of provision for losses      (14,853)      127,862
             Write downs                         (1,517,825)     (127,003)
                                                -----------   -----------

         Ending balance                         $   185,488   $   225,731
                                                ===========   ===========

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


Notes Receivable:
----------------

         Notes receivable for the years consists of the following as of September 30:

                                                           2000         1999
                                                           ----         ----

        Notes receivable from emerging growth and other
            companies with stated interest ranging from
            9.4% to 22.6% per annum receivable in
            installments ranging from 20 to 85 months
            collateralized by the equipment financed   $15,711,849  $53,483,374

        Less: allowance for losses                        (446,792)    (451,234)
                                                       -----------  -----------

                 Total                                 $15,265,057  $53,032,140
                                                       ===========  ===========

         Minimum payments to be received on non-cancelable notes receivable for the year ended September 30, are as follows:

       2001                                                $ 6,068,381
       2002                                                  5,581,047
       2003                                                  4,251,794
       2004                                                  1,851,822
       2005                                                    619,859
       Thereafter                                              129,567
                                                           -----------
       Total minimum payments to be received                18,502,470
       Impaired notes receivable                             1,146,519
       Less:   unearned interest                            (3,937,140)
               allowance for losses                           (446,792)
                                                           -----------

            Net investment in notes receivable             $15,265,057
                                                           ===========

         At September 30, 2000, the recorded investment in notes that are considered to be impaired was $1,146,519. The average recorded investment in impaired loans during the year ended September 30, 2000 and 1999 was $1,049,934 and $404,472, respectively.

         The activity in the allowance for losses on notes receivable for the year ended September 30, are as follows:

                                                        2000          1999
                                                        ----          ----

      Beginning balance                             $   451,234    $ 334,409
          Provision for losses                        3,081,741      445,556
          Recovery of provision for losses              745,960       32,633
          Write downs                                (3,832,143)    (361,364)
                                                    -----------    ---------

      Ending balance                                $   446,792    $ 451,234
                                                    ===========    =========

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


Note 5.  Transfer of Leased Assets and Notes Receivable:

         The Company funds and holds temporarily equipment financing transactions structured as either financing leases or notes receivable. These financing transactions were being held by the Company for a short period of time before they were transferred to a special purpose entity for the purpose of securitizing the payment stream. To date, the Company has been involved in five securitization transactions. Pursuant to these securitization transactions, the Company continued to transfer additional finance leases or notes receivable to special purpose entities. During the year ended September 30, 2000 and 1999, the Company transferred additional financing leases and notes receivable to special purpose entities and recognized a loss of $208,173 and a gain of $855,504, respectively.

         Recently, the Company has had to hold onto these financing transactions for a period of time before they could be transferred to a longer-term financing vehicle or are sold to third parties. During the year ended September 30, 2000, the Company closed seven sales of leases and notes receivable totaling $16,857,520 in proceeds and recognized total net losses of $1,344,237. The Company also transferred leases and notes receivable to affiliates for cash proceeds equal to the net book value of $39,766,947.

         Loans and leases financed under short-term warehouse lines of credit are accounted for as held for sale and carried at the lower of cost or market. Loans and leases financed under term debt facilities are accounted for as held for investment and carried at cost. The classification as of September 30, are as follows:

                                                    2000         1999
                                                    ----         ----
         Equipment subject to lease:
               Held for sale                    $      --    $24,392,505
               Held for investment                8,490,138    3,700,533
                                                -----------  -----------
                                                $ 8,490,138  $28,093,038
                                                ===========  ===========
         Notes receivable:
               Held for sale                    $      --    $36,954,599
               Held for investment               15,265,057   16,077,541
                                                -----------  -----------
                                                $15,265,057  $53,032,140
                                                ===========  ===========

Note 6.  Property and Equipment:

         Major classes of property and equipment as of September 30, are as follows:

                                                        2000           1999
                                                        ----           ----

         Land                                      $  1,077,830   $  1,077,830
         Buildings                                    7,862,416      7,795,494
         Office furniture, fixtures and equipment     5,030,575      4,345,830
         Other                                          898,849        898,849
                                                   ------------   ------------

                                                     14,869,670     14,118,003
         Less:accumulated depreciation and
              amortization                           (9,811,731)    (8,654,783)
                                                   ------------   ------------

         Net property and equipment                $  5,057,939   $  5,463,220
                                                   ============   ============

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


         PAI owns its headquarters building in San Rafael, California. The Company paid $7,749,476 to purchase the land and construct the building. The cost of construction was paid for with a combination of $2,749,476 in cash from the Company's operations and a $5,000,000 advance from PAI. The $5,000,000 advance is included as a reduction in Receivable from Parent (see Note 2). PAI has pledged the market value of the building as security for a $5,000,000 Industrial Revenue Bond ("IRB") which PAI has with the City of San Rafael, California. The principal of the IRB is payable in a lump sum payment on October 1, 2004. The Company paid $300,398 and $229,010 in interest payments related to the IRB for the year ended September 30, 2000 and 1999, respectively.

         Effective  August 1, 1999,  the Company and  ResourcePhoenix.com,  Inc.
(RPC), an affiliate, entered into a agreement whereby a portion of the Company's headquarters was leased to the affiliate for $53,650 per month. The termination date of the rental agreement is July 31, 2001 (see Note 12).

Note 7.  Investments in Securities:

         The Company accounts for its investments in securities under the Financial Accounting Standards Board issued Statement of Financial Accounting
Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). This pronouncement prescribes specific accounting
treatment   for   investments   based  on   their   classification   as   either
held-to-maturity securities (HTM), available-for-sale securities (AFS) or trading securities, as defined in the statement.

         In connection with the five prior lease and note  securitizations  (see
Note 5) the Company acquired Class C Equipment Investment Trust Certificates (Class C Shares). The Class C Shares are classified as AFS and are reported at their estimated fair value of $7,909,355 and $6,689,254, as of September 30, 2000 and 1999, respectively. The Class C Shares do not have a specified contractual maturity. The Company determined that under the standards of SFAS 115 a writedown was required to adjust the carrying value of four of the Class C Shares to fair value. The writedown in the amount of $1,557,922 and $6,141,937 was recorded for the year ended September 30, 2000 and 1999, respectively. The gross unrealized gain on the Class C Shares from the remaining securitization as of September 30, 2000 and 1999 was $1,639,000 and $1,457,037, respectively. This amount was recorded as an adjustment to shareholder's equity.

         All other equities held by the Company are classified as AFS and are reported at their fair value of $5,536,870 and $4,492,011 at September 30, 2000 and 1999, respectively. Gross unrealized gains on such securities as of September 30, 2000 and 1999 were $5,536,870 and $4,492,011, respectively.

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS') No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 was to have been effective for fiscal years beginning after June 15, 1999. In May 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133", which amends SFAS No. 133 and defers the effective date to fiscal years beginning after June 15, 2000.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


         The Company uses derivative financial instruments from time to time to hedge against exposures to market risks resulting from fluctuations in interest rates. Derivative financial instruments used by the Company include interest rate swaps on future securitization transactions. Gains or losses related to these interest rate swap agreements that qualify for hedge accounting are recognized as adjustments to the carrying amount of the hedged item. The Company does not believe the adoption of SFAS No. 133 will have a meterial impact on the Company's results of operations or financial position when adopted.

         During the year ended September 30, 1999, the Company expensed $854,708
related  to  an  interest  rate  lock.   This  interest  rate  lock  was  for  a
securitization transaction which did not occur.

Note 8.  Fair Value of Financial Instruments:

         Investments in Securities
         -------------------------

         The carrying amounts of investments in securities, available for sale, reported in the balance sheets approximate their fair values.

         Notes Receivable and Debt
         -------------------------

         The fair values of the Company's notes receivable and debt are estimated based on the market prices of similar instruments or on the current market interest rates for instruments with similar terms, maturities, and risks. The estimated fair values of the Company's notes receivable and debt approximate the carrying amounts reported in the balance sheets.

Note 9.  Short-Term and Warehouse Lines of Credit:

         To provide interim financing for equipment and working capital needs, the Company executed lines of credit which consisted of short-term notes with banks. All lines of credit were renewable at the banks' option. As of September 30, 2000, the existing lines of credit were refinanced to term loan agreements.

         The Company had three secured short-term warehouse lines of credit totaling $82.5 million, which were used to provide interim financing for the acquisition of equipment and the financing of notes receivable. As of September 30, 2000 and 1999, the Company had drawn down $0 and $64.5 million, respectively, under the warehouse lines of credit. These balances were due within one year or less. The draw-downs under these lines were collateralized by investments in financing leases and notes receivable. The interest rate is tied to the Bank's base rate or LIBOR (London Interbank Offered Rate).

         On March 20, 2000, the Company entered into an agreement to extend borrowing to April 30, 2000 under the credit line originally totaling $37.5 million. However, the credit line amount was reduced from $32.5 million to $30 million until April 9, 2000 and to $27.5 million until April 30, 2000. Subsequently, on April 28, 2000 the Company entered into an agreement to extend borrowing under the credit line to June 30, 2000 with decreasing amounts available under the credit line and new borrowings not permitted after May 1, 2000. After April 27, 2000, the credit line amount was reduced to $18.5 million and then to $13 million after May 9, 2000. The credit line was extended to July 31, 2000. On August 9, 2000, the Company fully paid off the line of credit.

         Effective June 30, 2000, the Company entered into an agreement to extend the date on which the outstanding balance was due and payable to December 31, 2001 on the second line of credit which originally totaled $25 million. The agreement also changed the repayment of the outstanding principal balance to

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

equal monthly installments beginning June 30, 2000 and continuing through December 31, 2001. As a result, on July 1, 2000 the line of credit was reclassified to long-term debt (see Note 10).

         The Company had a third line of credit which totaled $20 million. The Company's ability to borrow under the line expired on December 31, 1999. Effective January 1, 2000, the Company was required to make equal monthly payments on the outstanding principal balance over 24 months, through December 31, 2001. Balances remaining under the line was converted to long-term debt and subsequently paid off (see Note 10).

         In connection with the Company's lines of credit, various financial ratios and other covenants had to be maintained. The Company guaranteed its right, title and interest in certain of its assets and the future receipts from these assets in order to secure payment and performance of these credit lines.

         Additionally, the Company, through PAI, had access to one short-term line of credit totaling $2.5 million. As of June 30, 1999, the line of credit was fully paid off and the line was terminated.

Note 10.  Long-Term Debt:

         On July 15, 1998, the Company entered into a term loan agreement with a bank. Under the term loan, the Company could borrow up to $10,000,000 for the purpose of financing or refinancing the investments in financing leases and notes receivable. The amounts borrowed under the loan agreement are collateralized by these assets financed. On August 24, 1998, the Company borrowed $9,999,648. On August 15, 1999, the Company entered into an agreement to increase the amount that could be borrowed to $14,500,000. On August 30, 1999, the Company borrowed an additional $4,458,240. At September 30, 2000 and 1999, $8,360,489 and $11,984,442 was outstanding, respectively. Any remaining principal due under either of these borrowings is due and payable in 48 months after the date of borrowing.

         Interest on this term loan is accrued on the outstanding principal balance at a fixed rate in excess of the two-year U.S. Treasury rate that was in effect at the time of the funding. The amount payable for each month is calculated by taking the difference of the amount received from leases and notes receivable and the monthly servicing fee, as well as expenses paid to unaffiliated third parties for legal and collection expenses related to defaulted leases and notes receivable. Payments will first be applied to interest and the remainder applied to the principal outstanding.

         On June 28, 1999, the Company entered into a term loan agreement with a bank. Under the term loan agreement, the Company could borrow up to $7,500,000 for the purpose of financing or refinancing the investments in financing leases and notes receivable. The amounts borrowed under the loan agreement are collateralized by these assets financed. On July 2, 1999, the Company borrowed $7,325,666. On April 28, 2000, the Company entered into an agreement to increase the amount that could be borrowed to $12,500,000. On May 4, 2000, the Company borrowed an additional $5,000,000. These borrowings are due and payable in 48 months from the date of the initial borrowing. At September 30, 2000 and 1999, $8,116,155 and $7,067,770 was outstanding, respectively.

         The terms of the agreement with the bank allow for an election between a prime rate or a LIBOR (London Interbank Offered Rate). The amount payable for each month is calculated by taking the difference of the amount received from leases and notes receivable and the monthly servicing fee, as well as expenses paid to unaffiliated third parties for legal and collection expenses related to defaulted leases and notes receivable. Payments will first be applied to interest and the remainder applied to the principal outstanding.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


         For both term loan agreements discussed above, the Company has also pledged its right, title and interest in certain of its assets and the future receipts from these assets, to secure payment and performance of the loans.

         During the year ended September 30, 2000, several of the Company's short-term warehouse lines of credit were refinanced to long-term debt. On December 31, 1999, the Company's ability to borrow under a $20 million short-term line of credit expired. Effective January 1, 2000, the remaining balance due under this line of credit was converted to a term loan with the bank and payable over 24 months through December 31, 2001. A trust pledged certain of its assets as additional security for this loan. The outstanding balance on this loan was paid off in full as of August 31, 2000.

         Effective June 30, 2000, the Company entered into an agreement whereby the Company's $25 million short-term line of credit was converted to a term loan with payments commencing June 30, 2000 through December 31, 2001. The agreement also changed the repayment of the outstanding principal balance to equal monthly installments of $223,611 per month. As of September 30, 2000, $3,354,173 was outstanding. Principal payments due for the year ended September 30, 2001 and 2002 are $2,683,338 and $670,835, respectively.

         The Company also has a mortgage payable with varying interest rates with an initial rate of 8.75% secured by a first deed of trust on real property with a value of $167,650. The note is amortized over 83 months with monthly payments of $599 and a final payment of $121,267. As of September 30, 2000 and 1999, respectively, the outstanding balance was $125,098 and $133,482, respectively. The remaining balance will be due and payable during the next fiscal year.

Note 11.  Income Taxes:

         Effective July 1, 1998, the Company and all its subsidiaries adopted treatment as a Subchapter "S" Corporation pursuant to the Federal Income Tax Regulations for tax reporting purposes. Federal and State income tax regulations provide that taxes on the income or loss of the Company are reportable on the shareholder's individual income tax return.

Note 12.  Transactions with Related Parties:

         Effective August 1, 1999, PAI transferred certain of its employees who performed corporate functions including legal, human resources, facilities management, word processing and other administrative functions to ResourcePhoenix.com, Inc. (RPC), an affiliate. As a result, effective August 1, 1999, the Company has entered into an agreement with RPC in which RPC will perform accounting, investor services, information technology services, legal, human resources and other administrative services for a monthly program fee. The terms of the agreement is for one year, unless earlier terminated and shall renew automatically for successive one year terms unless written notice is received by either party at least ninety days prior. The Company paid RPC $3,171,102 and $1,827,791 for these services for the year ended September 30, 2000 and 1999, respectively. In addition, the Company paid its parent $1,012,854 for legal, human resources and other administrative services during the year ended September 30, 1999.

         On November 29, 2000, RPC announced that it has agreed to sell substantially all of its assets to PAI as part of an orderly wind down of RPC's operations. The RPC employees who perform corporate functions, including accounting, investor services and information technology services will be transitioned to PAI.

         The Company provided an interest bearing secured line of credit to PAI's controlling shareholder, which is secured by the common stock of RPC (a California corporation owned by PAI's controlling shareholder). As of September

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000

30, 1999, $2,093,859 of this line of credit had been drawn down and is included in notes receivable from related parties. In October 1999, this line of credit was fully paid off by PAI's controlling shareholder.

         The Company earned a management fee from an affiliate of $0 and $500,296 for the year ended September 30, 2000 and 1999, respectively. This management fee is included in Portfolio management fees.

Note 13.  Commitments and Contingencies:

         Purchase Commitments. The Company has entered into agreements which contain specific purchase commitments. The Company may satisfy these commitments by purchasing equipment for its own account or by assigning equipment purchases to its affiliated partnerships. At September 30, 2000, the Company anticipates being able to satisfy its future obligations under the agreements.

         Funding Leases and Loans. As of September 30, 2000 and 1999, the Company had unexpired remaining commitments to customers to fund lease and loan transactions aggregating $4.3 million and $90.6 million, respectively. The Company's obligation to fund under these commitments is subject to various terms and conditions including satisfactory performance to plan. The commitments typically expire within a year of the original commitment date.

         Legal Proceedings. On October 28, 1997, a class action complaint was filed against Phoenix Leasing Incorporated, Phoenix Leasing Associates, II and III LP., Phoenix Securities Inc. and Phoenix American Incorporated (the "Companies") in California Superior Court for the County of Sacramento by eleven individuals on behalf of investors in Phoenix Leasing Cash Distribution Funds I through V (the Partnerships"). The Companies were served with the complaint on December 9, 1997. The complaint sought declaratory and other relief including accounting, receivership, imposition of a constructive trust and judicial dissolution and winding up of the Partnerships, and damages based on fraud, breach of fiduciary duty and breach of contract by the Companies as general partners of the Partnerships.

         Plaintiffs severed one cause of action from the complaint, a claim related to the marketing and sale of CDF V, and transferred it to Marin County Superior Court (the "Berger Action"). Plaintiffs then dismissed the remaining claims in Sacramento Superior Court and refiled them in a separate lawsuit making similar allegations (the "Ash Action").

         The Ash complaint includes six causes of action: breach of fiduciary duty, constructive fraud, judicial dissolution of Cash Distribution Fund IV, judicial dissolution of Cash Distribution Fund V, accounting and alter ego. Defendants recently answered the complaint and discovery has commenced. The plaintiffs' depositions have been taken, and plaintiffs recently took depositions of defendants.

         The Berger complaint relates to alleged misrepresentations made in connection with the offering of Cash Distribution Fund V. Defendants have answered the complaint and discovery has commenced. A class has been certified. The plaintiffs' depositions have been taken, and plaintiffs recently took depositions of defendants.

         On August 28, 2000, the Ash and Berger actions were consolidated (the "Consolidated Action") pursuant to stipulation by both parties. Plaintiffs recently served a first request for production in the Consolidated Action; defendants responded to the first request for production on November 27, 2000.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 2000


Note 14.  Subsequent Events:

         During the period from October 1, 2000 through December 1, 2000, the Company received and recognized gains on sale of securities of approximately $4.5 million.